UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

April 3, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

NXP Semiconductors

Completion of Exchange Offers and Issuance of New Super Priority Notes

On April 2, 2009 (the “Settlement Date”), NXP B.V. (the “Company”) and NXP Funding LLC (collectively, the “Issuers”) completed their private offers to exchange (the “Exchange Offers”) their outstanding debt securities (collectively, the “Existing Notes”) for (i) new euro-denominated 10% super priority notes due 2013 (the “New Euro Super Priority Notes”) and (ii) new U.S. dollar denominated 10% super priority notes due 2013 (the “New Dollar Super Priority Notes” and collectively with the New Euro Super Priority Notes, the “New Super Priority Notes”). The Issuers entered into an indenture dated the Settlement Date (the “Indenture”) among the Issuers, the Guarantors (as defined below) party thereto, Law Debenture Trust Company of New York, as trustee (the “Trustee”), Morgan Stanley Senior Funding Inc., as global collateral agent (the “Global Collateral Agent”) and Mizuho Corporate Bank Ltd., as Taiwan collateral agent (the “Taiwan Collateral Agent”), under which the Issuers issued $89,897,000 aggregate principal amount of New Dollar Super Priority Notes and €28,641,000 aggregate principal amount of New Euro Super Priority Notes, which are guaranteed by certain of the Company’s current and future material wholly-owned subsidiaries (the “Guarantors”) and are secured, subject to the terms of the security documents, on an equal basis with all secured debt outstanding under the Issuers’ senior revolving credit facility, in exchange for the Issuers’ Existing Notes tendered by holders thereof in the Exchange Offers.

The New Super Priority Notes bear interest at 10.0% per annum and mature on July 15, 2013. Interest is payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2009, to holders of record at the close of business on January 1 and July 1, as the case may be, immediately preceding each such interest payment date.

The Indenture contains restrictive covenants that limit among other things, the ability of the Issuers and certain of its subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, repurchase senior and subordinated notes and common and preferred stock, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. The Indenture also contains customary events of default which would permit the holders of the New Super Priority Notes to declare those New Super Priority Notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the New Super Priority Notes or other material indebtedness, the failure to satisfy covenants, the failure of the documents granting security for the New Super Priority Notes to be in full force and effect, the failure of the liens on any material portion of the collateral securing the New Super Priority Notes to be valid and perfected and specified events of bankruptcy and insolvency.

Following the Settlement Date, the Issuers may from time to time seek to retire or purchase the Issuers’ outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transaction or otherwise. Such repurchases, exchange or transaction, if any, will depend on prevailing market conditions, the Issuers’ liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Forward-Looking Statements

This filing includes forward-looking statements. When used in this filing, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as

1

they relate to the Company, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding the Company’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of the Company’s management as well as assumptions made by its management and information currently available to the Company. Although the Company believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to the Company or persons acting on its behalf.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 30,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd of April 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)